Exhibit 99.14

SRK Consulting (Canada) Inc. 1500, 155 University Avenue Toronto, Ontario, Canada M5H 3B7 T: +1.416.601.1445 F: +1.416.601.9046 toronto@srk.com www.srk.com

CONSENT
Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the registration statement on Form F-10 (File No. 333-238108) of Denison Mines Corp. (the “Registration Statement”) in connection with the reports entitled (a) “Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada” dated March 26, 2018, and (b) “Preliminary Economic Assessment for Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada” with an effective date of October 30, 2020, and (2) all other references to the undersigned company included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the Registration Statement.

Dated: March 29, 2021

Per:__(Signed) Oy Leuangthong_______________
Oy Leuangthong, PEng.
SRK Consulting (Canada) Inc.

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